

13030058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-68866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Method Investments + Advisory LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Method Investment & Advisory LLC
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eberl 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/11/13

OATH OR AFFIRMATION

I, Larry Sanicola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Method Investment& Advisory LLC, as of December 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

CARMEN E. RODRIGUEZ
No. 01RO6188018
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires June 02, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METHOD INVESTMENTS & ADVISORY LLC

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

"Public"

METHOD INVESTMENTS & ADVISORY LLC

Index



Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Method Investments & Advisory LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Method Investments & Advisory LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Method Investments & Advisory LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information on page 6 has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on page 6 is fairly stated in all material respects in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 25, 2013

METHOD INVESTMENTS & ADVISORY LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

ASSETS		
Cash	$	312,434
Prepaid expenses and other current assets		28,297
Property and equipment, net		45,793
Security deposit		81,840
TOTAL ASSETS	$	468,364

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other current liabilities	$	43,131
MEMBER'S EQUITY		425,233
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	468,364

See accompanying notes.

METHOD INVESTMENTS & ADVISORY LLC
Notes to Statement of Financial Condition

Note 1 - Organization

Method Investments & Advisory LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company was founded in March 2011 under the laws of New York State. The Company will engage in the private placement of securities and corporate finance advisory services.

The Company is wholly owned by Method Investments & Advisory LTD, based in London.

Note 2 - Summary of Significant Accounting Policies

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Company is a limited liability company that is not a tax paying entity at the corporate level. Members are not obligated personally for any debt, obligation or liability of the Company solely by reason of being a member. Each member is individually responsible for their share of the income or loss for income tax reporting purposes. The Company is subject to New York City Unincorporated Business tax.

The Company accounts for uncertainty in income taxes in accordance with Topic 740 of Financial Accounting Standards Board Accounting Standards Codification. The Company's federal, state and city income tax returns for the tax year 2011 are subject to examination. As of December 31, 2012, no interest and penalties related to uncertain tax positions had been accrued.

Use of Estimates

The preparation of a statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and accrued expenses and other current liabilities approximate their carrying values due to their short-term nature.

Note 3 - Property and Equipment

Property and equipment is as follows:

Computer and office equipment	$ 47,776
Furniture and fixtures	20,360
	68,136
Less: Accumulated depreciation	22,343
	$ 45,793

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $269,303, which exceeded the minimum requirement of $5,391 by $263,912. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

Note 5 - Commitments

The Company leases office space under a non-cancellable operating lease that expires in June 2014. Future minimum annual rental commitments under the non-cancellable lease are as follows:

Year Ending December 31,	
2013	$ 146,000
2014	82,000
	$ 228,000

Note 6 - Subsequent Events

The Company evaluated its financial statements for subsequent events through February 25, 2013, the date the financial statement was available to be issued, and determined that no events or transactions occurred which were required to be disclosed in this financial statement.

SUPPLEMENTARY INFORMATION

METHOD INVESTMENTS & ADVISORY LLC
(Supplementary Information)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL		
Total Member's Equity	$	425,233
DEDUCTIONS		
Prepaid expenses and other current assets		(28,297)
Property and equipment, net		(45,793)
Security deposit		(81,840)
Total deductions		(155,930)
NET CAPITAL	$	269,303
AGGREGATE INDEBTEDNESS		
Accrued expenses and other current liabilities	$	43,131
Total aggregate indebtedness	$	43,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED	$	5,391
EXCESS NET CAPITAL AT 1,500 PERCENT	$	263,912
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.16 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A FOCUS Report as of December 31, 2012.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.